Oma's Spirits, LLC 2016 Balance Sheet - Unaudited

Assets:

Cash	$	140,000.00
Accounts Recievable	$	-
Inventory	$	81,000.00
Total Current Assets	$	221,000.00
Intangibles	$	29,000.00
Total Assets	**$**	**250,000.00**

Liabilites and SE:

Common Stock	$	250,000.00
Retained Earnings	$	-
Shareholders Equity	$	-
Total Liabilities and SE	**$**	**250,000.00**

Oma's Spirits, LLC 2016 Income Statement - Unaudited		
	Year 1	
Revenue	$	-
COGS	$	-
Gross Margin	$	-
Legal	$	(12,000.00)
Salaries	$	(17,000.00)
Fixed Cost	$	-
Operating Income	$	(29,000.00)
Funding Cost	$	-
Net Profit	**$**	**(29,000.00)**

Oma's Spirits, LLC 2016 Cash Flow - Unaudited

	Jan.	Feb	March	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
Operations:												
Compensation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($8,500)	($8,500)
Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($81,000)	$0
Legal	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($12,000)	$0
Investing:												
Financing:												
Equity Issued	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 250,000.00	$ -
Cash at end of Period	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	**$148,500**	**$140,000**

Oma's Spirits LLC, 2016 Statement of Changes in Equity - Unaudited		
Balance at the beginning of the year:	$	-
Capital contributed during the year:	$	250,000.00
Profit for the year:	$	(29,000.00)
Withdrawls by Owners:	$	-
Balance at the end of the year:	$	221,000.00